SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 9, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 9, 2019.

Autonomous City of Buenos Aires, May 9th 2019.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the financial statement as of March 31st 2019:

Figures in thousand AR$

(i) Net income for the period – Profit	7,343,664
Attributable to company’s shareholders – Profit	7,343,432
Attributable to non-controlling interests	232
(ii) Other comprehensive income - Profit	106,250
(iii) Total income for the period - Profit	7,449,914
Attributable to company’s shareholders – Profit	7,449,690
Attributable to non-controlling interests	224

(iv) Net Shareholders’ Equity	62,087,866
Capital stock	669,663
Stock issuance premium	12,428,461
Adjustments to Shareholders’ Equity	4,511
Other comprehensive income	649,344
Legal Reserve	6,872,687
Optional Reserve	15,123,250
Unappropriated Retained Earnings – Profit	26,337,417
Attributable to non-controlling interests	2,533

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	29.04%	27.22%
ANSES-F.G.S. Law Nº 26.425	27.49%	25.77%
Delfín Jorge Ezequiel Carballo	16.68%	18.37%
Jorge Horacio Brito	16.59%	18.55%
Other shareholders (Local Stock Exchange)	5.68%	5.85%
Own shares in portfolio	4.52%	4.24%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer